C21 INVESTMENTS ACQUIRES SILVER STATE RELIEF WITH
CDN $37.5 MILLION OF REVENUE IN NEVADA

July 16, 2018 (Vancouver, B.C.) C21 Investments, Inc., (CSE: CXXI) (the “Company” or “C21”) is pleased to announce a strategic expansion into the State of Nevada with one of the largest investment transactions into the USA cannabis industry by any Canadian public company to date. The acquisition (the “Acquisition”) and investment of expansion capital into Silver State Relief LLC and Silver State Cultivation LLC (Collectively “Silver State”) represents a major investment transaction valuing the acquired vertically integrated assets in excess of USD$50 million. This major acquisition of revenue generating assets of CDN $37.5 million trailing 12-month revenue (USD $28.5 million) is a new milestone in C21’s expansion into the USA cannabis industry. The Silver State transaction is the first transaction in a larger plan by C21 to significantly expand cultivation, processing, wholesale distribution of branded products and retail operations throughout the State of Nevada. The Silver State Nevada partnership will establish C21’s competitive position in the Nevada market. C21’s investment and expansion of Silver State’s operations will generate new high-quality jobs and economic development within the State of Nevada. www.cxxi.ca

President and CEO of C21 Robert Cheney stated: “Our entire C21 leadership is very excited to enter the Nevada market and looks forward to working with our new partners at Silver State. This represents our first acquisition of an established and profitable, vertically integrated business with strong potential for significant expansion on all levels, and is aligned with C21’s long term growth objectives.”

Silver State Acquisition Terms

i.

For consideration to acquire Silver State Cultivation LLC and Silver State Relief LLC, USD$20 million cash payment paid upon closing with an additional 2,500,000 common shares to be granted upon closing.

ii.

An interest bearing (3% per annum) convertible note with a principal value of USD$14 million with a term of 36-months from the date of closing, where the principal amount of the note is convertible into common shares of the Company at a price of USD $3.50 per common share of C21. The Company will have an option to acquire the 155,000 square-foot cultivation facility, including the 8,000-square foot retail dispensary building, located in Sparks, Nevada (the “Sparks”), for an acquisition price of USD$16 million or 4,571, 428 common shares at a deemed value of USD$3.50 per share.

iii.

The option to acquire the second dispensary real estate located in Fernley, Nevada (the “Fernley”) for an acquisition price of USD$750,000 for the existing building, land and fixtures, including construction adjustments, with a total estimated cost being approximately USD$2,175,000.

iv.	A commitment of USD$10 million allocated for the purpose of further expansion within the State of Nevada.

The closing of the Acquisition is conditional upon due diligence and subject to regulatory approval.

Regarding the new partnership, Sonny Newman, founder and sole owner of Silver State commented; “My team is pleased to become part of the C21 family. The Silver State brands and products are a strong compliment to C21’s existing business, and with the financial strength of C21 we look forward to expanding our reach within Nevada and nationwide.”

About Silver State

Silver State was one of the first two companies to receive a cannabis cultivation, production and retail license in the State of Nevada. Silver State cultivated and sold Nevada’s first legal ounce of marijuana and the company continues to be a leader in the Nevada industry. Silver State operates an industrial state-of-the-art indoor cultivation and processing facility of approximately 155,000 square feet of licensed space in Washoe County, Northern Nevada, where there is capacity in the facility to triple current production rates and expand revenues.

Silver State also owns two retail licenses to operate dispensaries in Nevada. Sparks, the first dispensary is located in the city of Sparks, with a second location scheduled to open later this year in the city of Fernley, Lyon County. Sparks is an 8,000 square-foot “cannabis superstore” facility, located in Washoe county, having 21 points of sale and servicing over 36,000 customers per month. The Fernley dispensary license, is an existing licensed building and property, located in an area experiencing rapid economic growth and housing/business development. Fernley is currently under construction and is expected to go into operation in the fourth quarter of 2018. This new retail location along with expanding wholesale operations is anticipated to capture similar revenue of Sparks, with the potential to double revenues over the coming 18 months.

Silver State Revenues

In 2017, Silver State reported approximately USD$17 million of top line revenue and approximately USD$7 Million of pre-tax profit, a year that included less than six months of recreational sales. In 2018 the revenue for the first six months, as at June 30, 2018 totaled approximately USD$15 million. The 2018 full year revenues are expected to significantly exceed 2017 revenues, with the trailing revenues for the past 12-months totalling USD$28.5 Million (CDN $37.5 Million). The Sparks dispensary is recorded as one of the top three revenue producing dispensaries in Nevada for the past 36-months in a row. www.silverstaterelief.com

About C21 Investments

C21 is a cannabis company with newly acquired operations in Oregon, USA. The Company is in active discussions to acquire additional operations in the USA and globally, that allows for C21 to establish a world-class, vertically integrated cannabis company. C21’s strategy is to acquire existing and successful cannabis operations with experienced management teams in place. C21’s focus is to expand into jurisdictions where it can wholly own indoor/outdoor cultivation operations, processing/extraction facilities, bakeries, branded products, and retail dispensaries with a large distribution network. C21’s strategy will allow the Company to report top line revenues and afford C21 the ability to compete aggressively in the rapid growth of the cannabis industry. www.cxxi.ca

ON BEHALF OF THE BOARD

SIGNED: “Robert Cheney”

Robert Cheney, CEO, President, Director
For more information contact:
Robert Cheney Tel: (604) 336- 8613

Cautionary Statement:

Disclaimer: This press release contains "forward-looking information" within the meaning of applicable securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Company’s future business operation, expectations of gross sales, the opinions or beliefs of management and future business goals, statements regarding the timing and completion of the listing on the CSE and C21’s USA Acquisitions. Generally, forward looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to general business, economic and competitive uncertainties, regulatory risks including risks related to the expected timing of the Company’s participation in the Adult Use market, market risks, risks inherent in manufacturing operations and other risks of the cannabis industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking information. Forward-looking information is provided herein for the purpose of presenting information about management’s current expectations relating to the future and readers are cautioned that such information may not be appropriate for other purpose. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws. This Release does not constitute an offer of securities for sale in the United States, and such securities may not be offered or sold in the United States absent registration or an exemption from registration or an exemption from registration.

The CSE has not accepted responsibility for the adequacy or accuracy of this release, and in no way has passed upon the merits of the Acquisition, nor has it approved or disapproved the contents of this press release.